UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 27, 2015

First Quarter 2015
Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO	Rafael Borja / Melanie Carpenter
Claudia Bustamante, Head of Investor Relations	i‐advize Corporate Communications, Inc.
Cementos Pacasmayo	Tel: (212) 406‐3693
Tel: (511) 317‐6000 ext. 2165	E‐mail: cementospacasmayo@i‐advize.com
E‐mail: cbustamante@cpsaa.com.pe

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for First Quarter 2015

Lima, Peru, April 27, 2015 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q15”) ended March 31, 2015. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial  and Operational Highlights:

●	Consolidated EBITDA increased 10.5% to S/. 89.2 million in 1Q15 from S/. 80.7 million in 1Q14, driven by the successful implementation of cost control measures

●	Net income increased 31.4% to S/. 52.3 million in 1Q15 from S/. 39.8 million in 1Q14, mainly explained by a higher gross profit and a positive impact from exchange rate movements

●	Gross margin increased to 43.0% in 1Q15 from 40.6% in 1Q14

●	Cement sales volume* decreased 5.6% in 1Q15 compared to 1Q14, mainly due to lower cement demand from the public sector. New local authorities took office January 1, 2015.

●	Sales decreased 3.2% in 1Q15 compared to 1Q14

●
The Piura plant project, remains within the planned timeline and budget, with production scheduled to begin during the second half of 2015. Virtually all equipment is now on site, and electrical work has begun.

*Cement sales volume includes the cement used for the construction of the new Piura plant.

	Financial and Operating Results
	1Q15	1Q14	% Var.

In millions of S/.
Sales of goods	290.6	300.1	-3.2%
Gross profit	125.1	121.7	2.8%
Operating profit	72.2	65.2	10.7%
Net income	52.3	39.8	31.4%
Net income of Controlling Interest	53.2	40.6	31.0%
Consolidated EBITDA	89.2	80.7	10.5%
Cement EBITDA *	92.0	83.4	10.3%
Gross Margin	43.0%	40.6%	2.4	pp.
Operating Margin	24.8%	21.7%	3.1	pp.
Net income Margin	18.0%	13.3%	4.7	pp.
Net Income of Controlling Interest Margin	18.3%	13.5%	4.8	pp.
Consolidated EBITDA Margin	30.7%	26.9%	3.8	pp.
Cement EBITDA Margin	31.7%	27.8%	3.9	pp.

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Management Comments

Cementos Pacasmayo’s results for the first quarter of 2015 demonstrate our resilience as a high-efficiency cement producer. We delivered strong  financial results, building on the organization-wide efforts we have made in recent months to further reduce costs and bolster efficiency. We expanded gross margin year-on-year, mainly due to operational efficiencies, while our lean corporate structure led to lower general and administrative expenses. Together, these efficiencies drove an increase of 10.5% in EBITDA and 31.4% in net profit.

The demand environment in Peru for cement weakened in the first quarter as the economy decelerated. In particular, there was reduced demand from recently elected local and regional governments, as they are still in a period of adaptation. The self-construction market, which represents between 50% and 60% of our total cement output, remained stable, with demand steady from a year earlier.

The Piura plant, a key component of our strategy to grow our scale and expand our margins, remains on budget and on schedule. Virtually all equipment is now on site, and we have begun electrical work. Production of the plant is scheduled to begin during the third quarter of 2015, and reach a production utilization rate of around 70% for both clinker and cement by the beginning of 2016.

Looking ahead, we see weaker-than-anticipated cement demand in the remainder of the first half of the year, with some acceleration in the second half of the year, as the newly elected local officials increase spending, as well as increased investment in large infrastructure projects. Based on this outlook, we expect full year 2015 cement volumes to grow at a pace similar to the GDP growth of the northern region of Peru. In this environment, we believe our market-leading efficiency will be a crucial competitive advantage, while the beginning of operations of the Piura plant late in the year will offer a further boost as we eliminate clinker imports and improve our logistics network.

To sum up, results from the first quarter demonstrate that we can deliver healthy financial results, even while overall volumes are decreasing.  We are well positioned to continue this trend, and will be able to show meaningful operating leverage if there is even a modest improvement in demand.

Economic Overview for 1Q15:

Growth estimates for 2015 remain slightly above the levels observed in 2014, although economic performance in 1Q15 was below expectations. It is important to note that both Fitch Ratings and Moody's Investors Service have stated that Peru has important tools to cope with the slowing global economy, as a result of its solid fiscal accounts, its extensive international reserves and the low level of external debt, as well as its monetary flexibility and fiscal policy.

In addition, the government has implemented a variety of measures aimed to increase domestic demand and boost consumption, such as the reduction of the income tax, and to promote greater investment, the reduction of time and improvement in the administrative procedures necessary to invest. It is estimated that results of these measures will be seen in the upcoming months.

It is important to point out that the effect on public expenditure due to the change of regional authorities has been greater than expected. During the first two months of the year, public investment at the local and regional government level fell 24.4% and 44.4% respectively. A recovery is anticipated as soon as the new authorities complete their adaptation process.

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos
Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”).  During the last 10 years, cement dispatches have grown steadily; however, despite this growth, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Main Infrastructure Projects in the Area of Influence:

The current government has expressed its intention to prioritize the investment in infrastructure. According to Proinversion, this government has granted the largest amount of public-private partnerships (Asociaciones publico privadas APPs) compared to the last four previous governments, and for 2015 is planning to grant 22 projects totaling an estimated investment of US$ 4,632 million.

This potential increase in infrastructure investment generates a direct impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. There are currently 3 projects which are close to the execution phase. First is the upgrade of the Talara refinery for which we have already signed a contract for the supply of cement, concrete and piles. Second is the construction of the third phase of the hydraulic infrastructure of Chavimochic project, which is very important for the country and the region since it will incorporate more than 63,000 hectares of agricultural land, and improve irrigation of an additional 48,000 hectares, creating 150,000 jobs in the stage of maturity of the project. During 1Q15, preliminary works for this project began. Lastly is the North Highway, which will be extended by approximately 900 kilometers to reach the La Libertad and Cajamarca provinces. This project is already under construction and there is a contract for the provision of cement.

On the map below, we highlight the major projects in execution phase for the coming years.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	1Q15	1Q14	% Var.
Pacasmayo Plant	472.5	513.1	-7.9%
Rioja Plant	70.9	70.9	0.0%
Total	543.4	584.0	-7.0%

Cement production volume at the Pacasmayo plant in 1Q15 decreased 7.9% compared to 1Q14, due to lower cement demand, mainly from local and regional governments.

Cement production volume at the Rioja Plant remained stable in 1Q15 compared to 1Q14.
During 1Q15, total cement production volume decreased 7.0% compared to the same period of the previous year.

Clinker Production Volume
(thousands of metric tons)

	Production
	1Q15	1Q14	% Var.
Pacasmayo Plant	252.5	290.4	-13.1%
Rioja Plant	63.5	53.3	19.1%
Total	316.0	343.7	-8.1%

Clinker production volume at the Pacasmayo plant decreased 13.1% in 1Q15 compared to 1Q14. Likewise, during 1Q15, 77,000 MT of imported clinker were consumed, 40.8% less than the 130,000 MT used in 1Q14. The Company expects to stop using imported clinker as soon as the Piura plant is fully operational.

Clinker production volume at the Rioja plant increased 19.1% in 1Q15 compared to 1Q14, mainly explained by a higher production for inventory purposes.

Quicklime Production Volume
(thousands of metric tons)

	Production
	1Q15	1Q14	% Var.
Pacasmayo Plant	26.6	19.3	37.8%

Quicklime production volume increased 37.8% in 1Q15 compared to 1Q14, in order to meet higher quicklime demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million MT. Annual installed cement capacity at the Rioja plant remained flat at 440,000 MT.

The annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million MT. The annual installed clinker capacity at the Rioja plant remained at 280,000 MT.

Utilization Rate:

Pacasmayo Plant Utilization Rate1

	Utilization Rate
	1Q15	1Q14	% Var.
Cement	65.2%	70.8%	-5.6 pp.
Clinker	67.3%	77.4%	-10.1 pp.
Quicklime	44.3%	32.2%	12.1 pp.

The utilization rate of cement production at the Pacasmayo plant decreased 5.6 percentage points in 1Q15 compared to 1Q14, reaching a utilization rate of 65.2%.

The utilization rate of clinker production in 1Q15 decreased 10.1 percentage points compared to 1Q14, reaching a utilization rate of 67.3%.

Additionally, the utilization rate of quicklime production increased 12.1 percentage points during 1Q15, compared with 1Q14, explained by an increase in quicklime demand.

Rioja Plant Utilization Rate2

	Utilization Rate
	1Q15	1Q14	% Var.
Cement	64.5%	64.4%	0.1 pp.
Clinker	90.7%	76.1%	14.6 pp.

The utilization rate of cement production at the Rioja plant reached 64.5% in 1Q15, similar to 1Q14.

The utilization rate of clinker production at the Rioja plant increased 14.6 percentage points in 1Q15 compared to 1Q14, reaching a utilization rate of 90.7%.

1-2 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

New Cement Plant in Piura

Construction of the new cement plant in Piura began in October 2013. This plant will have a production capacity of 1.6 million tons of cement and 1.0 million tons of clinker.

The new plant will improve the Company’s competitive position in the northern region of Peru. With production from three plants, the Company will be able to serve its market more efficiently. This state-of-the-art plant will be the most modern in Peru and one of the most modern in Latin America. It will begin operating during the second half of 2015, and the Company will achieve significant efficiencies at the consolidated level due to the elimination of imported clinker and the use of more advanced production technology. It will also reduce transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

As of the day of this report, almost all the equipment is in the plant, and the electrical work has begun. As of March 31, 2015, the Company invested approximately US$ 255.6 million. It is important to highlight that total investment, estimated at US$ 386 million, and the estimated date to initiate operations, are perfectly aligned with the scheduled established at the beginning of the construction process.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Nuevos Soles S/.)

	Income Statement
	1Q15	1Q14	% Var.
Sales of goods	290.6	300.1	-3.2%
Gross Profit	125.1	121.7	2.8%
Total operating expenses, net	-52.9	-56.5	-6.4%
Operating Profit	72.2	65.2	10.7%
Total other expenses, net	0.1	-7.6	N/R
Profit before income tax	72.3	57.7	25.3%
Income tax expense	-20.0	-17.9	11.7%
Net Income	52.3	39.8	31.4%
Non-controlling interests	-0.9	-0.8	12.5%
Net Income of controller	53.2	40.6	31.0%

Net income increased 31.4% during 1Q15 compared to 1Q14, mainly due to a higher gross margin, lower administrative expenses and a favorable exchange rate impact due to a better financial management of the Company’s liabilities... As of March 31, 2015, the Company had cross currency swap contracts for US$ 150 million. These, combined with the Company’s cash position in dollars, have enabled the Company to minimize its exposure to exchange rate fluctuations from the dollar debt position of US$ 300 million.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	1Q15	1Q14	% Var.
Sales of goods	251.0	264.0	-5.0%
Cost of Sales	-131.4	-143.5	-8.4%
Gross Profit	119.6	120.5	-0.8%
Gross Margin	47.6%	45.6%	1.9	pp.

Sales of cement, concrete and blocks decreased 4.9% during 1Q15 compared to 1Q14. However, gross profit increased 2.0 percentage points during 1Q15 compared to 1Q14, mainly driven by operational efficiencies, lower use of imported clinker and improvements in the clinker/cement ratio.

Sales of cement represented 87.0% of cement, concrete and block sales.

	Cement
	1Q15	1Q14	% Var.
Sales of goods	218.3	228.9	-4.6%
Cost of Sales	-106.6	-119.6	-10.9%
Gross Profit	111.7	109.3	2.2%
Gross Margin	51.2%	47.8%	3.4	pp.

Sales of cement decreased 4.6% in 1Q15 compared to 1Q14, mainly due to lower sales volumes. However, gross margin improved 3.4 percentage points in 1Q15 compared to 1Q14. This was mainly driven by lower use of imported clinker and an improvement in the clinker/cement ratio.

Sales of concrete represented 10.4% of cement, concrete and block sales.

	Concrete
	1Q15	1Q14	% Var.
Sales of goods	26.2	27.0	-3.0%
Cost of Sales	-20.3	-18.3	10.9%
Gross Profit	5.9	8.7	-32.2%
Gross Margin	22.5%	32.2%	-9.7	pp.

Sales of concrete decreased 3% and gross margin decreased 9.7 percentage points during 1Q15 compared to 1Q14, mainly explained by a decrease in sales volume and a change in product mix.

Sales of blocks represented 2.6% of cement, concrete and block sales.

	Blocks, bricks and pavers
	1Q15	1Q14	% Var.
Sales of goods	6.5	8.1	-19.8%
Cost of Sales	-4.5	-5.6	-19.6%
Gross Profit	2.0	2.5	-20.0%
Gross Margin	30.8%	30.9%	-0.1	pp.

During 1Q15, blocks, bricks and pavers sales decreased 19.8% compared to 1Q14, mainly due to a change in product mix. Gross margin remained stable during 1Q15 compared to 1Q14.

Sales: Construction Supplies3
(in millions of Nuevos Soles S/.)

	Construction Supplies
	1Q15	1Q14	% Var.
Sales of goods	20.4	25.2	-19.0%
Cost of Sales	-19.6	-24.3	-19.3%
Gross Profit	0.8	0.9	-11.1%
Gross Margin	3.9%	3.6%	0.3	pp.

During 1Q15, sales of construction supplies decreased 19.0% compared to 1Q14, mainly due to lower demand.  Gross margin during 1Q15 was stable compared to 1Q14.

Sales: Quicklime
(in millions of Nuevos Soles S/.)

	Quicklime
	1Q15	1Q14	% Var.
Sales of goods	19.0	10.8	75.9%
Cost of Sales	-14.3	-10.3	38.8%
Gross Profit	4.7	0.5	N/R
Gross Margin	24.7%	4.6%	20.1	pp.

Quicklime sales increased 75.9% in 1Q15 compared to 1Q14, mainly due to an increase in sales volume since we are serving new clients. Gross margin increased 20.1 percentage points during 1Q15 compared to 1Q14, mainly due to higher production, which led to cost efficiencies.

3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Nuevos Soles S/.)

	Administrative expenses
	1Q15	1Q14	% Var.
Personnel expenses	27.4	27.8	-1.4%
Third-party services	13.3	14.1	-5.7%
Board of directors compensation	1.8	1.3	38.5%
Depreciation and amortization	3.0	2.7	11.1%
Other	3.0	3.1	-3.2%
Total	48.5	49.0	-1.0%

During 1Q15, administrative expenses decreased 1.0% compared with 1Q14, mainly as a result of lower personnel expenses and third party services, in line with the Company’s expense reduction policy.

Selling Expenses
(in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	1Q15	1Q14	% Var.
Personnel expenses	3.7	3.7	-
Advertising and promotion	2.2	2.9	-24.1%
Other	1.0	0.7	42.9%
Total	6.9	7.3	-5.5%

During 1Q15 selling expenses decreased 5.5% compared to 1Q14, mainly from lower advertising and marketing expenses.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	1Q15	1Q14	Var %.
Net Income	52.3	39.8	31.4%
+ Income tax expense	20.1	17.9	12.3%
- Finance income	-0.5	-4.6	-89.1%
+ Finance costs	5.1	9.8	-48.0%
+/- Net (loss) gain from exchange rate	-4.7	2.4	N/R
+ Depreciation and Amortization	17.0	15.4	10.4%
Consolidated adjusted EBITDA	89.2	80.7	10.5%
EBITDA from FdP y Salsud *	2.8	2.7	3.7%
Cement EBITDA	92.0	83.4	10.3%

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 1Q15, consolidated EBITDA increased 10.5% to S/. 89.2 million compared to S/. 80.7 million in 1Q14. The increase was mainly the result of a higher gross margin and the operational and administrative expenses reduction policy.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Nuevos Soles S/.)

As of March 31, 2015, the Company’s cash position was S/. 504.5 million (US$ 163.0 million). This balance includes certificates of deposit for S/. 291.9 million (US$ 94.3million), distributed as follows:

Certificates of deposits in Nuevos Soles

Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 45.0	3.70%	March 12, 2015	April 14, 2015
Banco de Crédito del Perú	S/. 10.0	3.65%	March 4, 2015	April 9, 2015
Banco de Crédito del Perú	S/. 10.0	3.75%	March 31, 2015	April 9, 2015

	S/. 65.0

Certificates of deposits in American Dollars

Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 20.0	0.20%	March 12, 2015	April 14, 2015
Banco de Crédito del Perú	USD 53.3	0.20%	March 11, 2015	April 14, 2015

	USD 73.3

The remaining balance of S/. 212.6 million (US$ 68.7 million) is held in the Company’s bank accounts, of which US$ 55.8 million are denominated in US dollars and the remainder in Nuevos Soles.

Debt Position:

Consolidated Debt
(in millions of Nuevos Soles S/.)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	928.8	928.8
Future interest payments	41.8	83.6	83.6	125.5	334.5
Total	41.8	83.6	83.6	1,054.3	1,263.3

As of March 31, 2015, the Company’s total outstanding debt reached S/. 928.8 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of March 31, 2015, the Company has entered into cross currency swap hedging agreements for US$150 million to manage foreign exchange risks related to US dollar-denominated debt.

Net Debt/EBITDA ratio was 1.1 x.

Capex

Capex
(in millions of Nuevos Soles S/.)

As of March 31, 2015, the Company invested S/. 150.3 million (US$ 48.5 million), allocated to the following projects:

Projects	1Q15
New Piura Plant	136.6
Pacasmayo Plant Projects	3.5
Construction of diatomite brick plant	3.3
Concrete and aggregates equipment	1.7
Phosphate Project	5.1
Rioja Plant Projects	0.1
Other investing activities	-
Total	150.3

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% stake of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Pacasmayo hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, value engineering was developed to identify opportunities to improve design, construction, and project operations. Pacasmayo hired the main engineering companies (Hatch, Ausenco and WorleyParsons) according to experience and knowledge in various areas. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, thereby making the mining process more efficient; comparting the plant while maintaining the production capacity; and reducing the size of the port according to requirements.

In March 2014, the environmental impact study for the phosphate project was approved. This is an important milestone in the development of the project and reflects the Company’s commitment to its execution.

Currently, the project is in the process of incorporating value engineering findings, from a conceptual level to a basic engineering level, which will allow for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations.

Salmueras Sudamericanas S.A.
In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies, which has over 50 years of experience in the salt business, and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study was approved in December 2014.

Recent Events

Socially Responsible Company – In April 2015, for the third consecutive year, the Company was certified as a Socially Responsible Company Award by Peru 2021. This certification is obtained following a rigorous self-diagnostic process, which evaluates the companies’ management in four categories: Corporate Quality of Life, Corporate Ethics, Community Relations and the Environment.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 57 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 3.096 per US$ 1.00, which was the exchange rate, reported as of March 31, 2015 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated statements of financial position
As of March 31, 2015 (unaudited) and December 31, 2014 (audited)

Assets	As of Mar-15	As of Dec-14
Current assets	S/. (000)	S/. (000)
Cash and term deposits	504,528	580,499
Trade and other receivables	104,396	110,843
Income tax prepayments	15,676	15,042
Inventories	307,210	324,070
Prepayments	8,967	4,367
	940,777	1,034,821

	As of Mar-15	As of Dec-14
Non-current assets	S/. (000)	S/. (000)
Other receivables	58,010	53,948
Prepayments	2,118	2,268
Available-for-sale financial investments	598	744
Other financial instruments	25,792	12,251
Property, plant and equipment	2,188,235	2,060,976
Exploration and evaluation assets	73,458	57,740
Deferred income tax assets	18,265	17,175
Other assets	930	981
	2,367,406	2,206,083

Total assets	3,308,183	3,240,904

Liabilities and equity	As of Mar-15	As of Dec-14
Current liabilities	S/. (000)	S/. (000)
Trade and other payables	144,233	137,569
Income tax payable	4,707	8,720
Provisions	31,392	53,826
	180,332	200,115

	As of Mar-15	As of Dec-14
Non-current liabilities	S/. (000)	S/. (000)
Interest-bearing loans and borrowings	916,375	883,564
Other non-current provisions	1,916	657
Deferred income tax liabilities, net	91,216	85,883
	1,009,507	970,104

Total liabilities	1,189,839	1,170,219

Equity	As of Mar-15	As of Dec-14
Capital stock	S/. (000)	S/. (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	553,791	553,791
Legal reserve	160,227	154,905
Other components of equity	546	5,144
Retained earnings	744,646	696,736

Equity attributable to owners of the parent	2,041,174	1,992,540
Non-controlling interests	77,170	78,145

Total equity	2,118,344	2,070,685

Total liabilities and equity	3,308,183	3,240,904

Consolidated statements of profit or loss
For the three-month periods ended March 31, 2015 and March 31, 2014 (both unaudited)

	1Q15	1Q14
	S/. (000)	S/. (000)
Sales of goods	290,604	300,082
Cost of sales	(165,518)	(178,394)
Gross profit	125,086	121,688

Operating expenses
Administrative expenses	(48,474)	(48,995)
Selling and distribution expenses	(6,899)	(7,748)
Other operating (expenses) income, net	2,514	287
Total operating expenses , net	(52,859)	(56,456)

Operating profit	72,227	65,232

Other income (expenses)
Finance income	537	4,629
Finance costs	(5,138)	(9,754)
Loss from exchange difference, net	4,685	(2,399)

Total other expenses, net	84	(7,524)

Profit before income tax	72,311	57,708

Income tax expense	(20,054)	(17,905)
Profit for the period	52,257	39,803

Attributable to:
Equity holders of the parent	53,232	40,593
Non-controlling interests	(975)	(790)
	52,257	39,803

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.09	0.07
Net income	52,257	39,803

Consolidated statements of changes in equity
For the three-month periods ended March 31, 2015 and March 31, 2014 (both unaudited)

	Attributable to equity holders of the parent

	Capital stock S/.(000)	Investment shares S/.(000)	Additional paid-in capital S/.(000)	Legal reserve S/.(000)	Unrealized gain on available-for-sale investments S/.(000)	Unrealized gain on cash flow hedge S/.(000)	Retained earnings S/.(000)	Total S/.(000)	Non-controlling interests S/.(000)	Total equity S/.(000)

Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	40,593	40,593	-790	39,803
Other comprehensive income	-	-	-	-	-4,887	-	-	-4,887	-	-4,887
Total comprehensive income	-	-	-	-	-4,887		40,593	35,706	-790	34,916

Appropriation of legal reserve	-	-	-	3,627	-	-	-3,627	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests	-	-	-2,332	-	-	-	-	-2,232	2,232	-

Balance as of March 31, 2014	531,461	50,503	554,062	123,460	14,158	-	690,670	1,964,314	80,891	2,045,205

Balance as of January 1, 2015	531,461	50,503	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	53,232	53,232	-975	52,257
Other comprehensive income	-	-	-	-	-108	-4,490	-	-4,598	-	-4,598
Total comprehensive income	-	-	-	-	-108	-4,490	53,232	48,634	-975	47,659

Appropriation of legal reserve	-	-	-	5,322	-	-	-5,322	-	-	-

Balance as of March 31, 2015	531,461	50,503	553,791	160,227	110	436	744,646	2,041,174	77,170	2,118,344